SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                                    FORM 11-K


                  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       for the year ended December 31, 1999

                                       Or


                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

        for the transition period from____________________ to_________________


Commission file number              1-11507
                           ________________________________




                               JOHN WILEY & SONS, INC.
                              EMPLOYEES' SAVINGS PLAN


______________________________________________________________________________

                             JOHN WILEY & SONS, INC.
                      605 Third Avenue, New York, NY 10158

                  John Wiley & Sons, Inc. Employees' Savings Plan


                    Index to Financial Statements and Schedules


                          As of December 31, 1999 and 1998


Page No.
_______

Report of Independent Public Accountants                                    1

       Statements of Net Assets Available for Benefits
         as of December 31, 1999 and 1998                                   2

       Statement of Changes in Net Assets Availab
       Benefits for the Year Ended December 31, 1999                        3

       Notes to Financial Statements                                      4-7

       Supplemental Schedules:

       I      Item 27A   Schedule of Assets Held for Investment
              Purposes as of December 31, 1999                              8

       II     Item 27D   Schedule of Reportable Transactions for
              the Year Ended December 31, 1999                              9

       Signature                                                           10

       Consent of Independent Public Accountants                           11









       All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

                    Report of independent public accountants
                    ________________________________________


To the Plan Administrator of the
John Wiley & Sons, Inc.
Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions (Schedules I and II) are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






Arthur Andersen LLP

New York, New York
June 2, 2000

                 John Wiley & Sons, Inc. Employees' Savings Plan

                 Statements of Net Assets Available for Benefits

                        As of December 31, 1999 and 1998




                                                                     1999                    1998
                                                              -----------------          -----------

     Investments (See Note 3)                                   $72,559,425               $61,547,566

     Receivables:
         Participant Loans Receivable                             1,445,123                 1,320,205
         Employer Contributions                                     -                          45,366
         Participant Contributions                                  -                         136,223
                                                                 -----------              -----------

         Total Receivables                                        1,445,123                 1,501,794
                                                                 -----------              -----------

    Net Assets Available for Benefits                           $74,004,548               $63,049,360
                                                                 ===========              ===========











The  accompanying  notes are an  integral  part of these statements.

                 John Wiley & Sons, Inc. Employees' Savings Plan

            Statement of Changes in Net Assets Available for Benefits


                                                                                                 Year Ended
                                                                                             December 31, 1999
                                                                                             _________________

Additions:
     Additions to Net Assets Attributed to:
       Investment Income:
         Net Appreciation in Fair Value of Investments (see Note 3)                               $  4,880,995
         Interest and Dividend Income on Investments                                                 4,076,795
         Interest on Participant Loans                                                                  80,080
                                                                                                   -----------
                                                                                                     9,037,870

       Contributions:
         Participant                                                                                 5,352,530
         Employer                                                                                    1,302,187
                                                                                                     ---------
                                                                                                     6,654,717

         Total Additions                                                                            15,692,587
                                                                                                    ----------

Deductions:
     Deductions from Net Assets Attributed to:
       Benefits Paid to Participants                                                                 4,626,975
       Cancelled Loans of Terminated participants                                                      110,424
                                                                                                    ----------

         Total Deductions                                                                            4,737,399
                                                                                                     ---------

Net Increase                                                                                        10,955,188

Net Assets Available for Benefits:
     Beginning of Year                                                                              63,049,360
                                                                                                    ----------

     End of Year                                                                                   $74,004,548
                                                                                                   ===========





The  accompanying  notes are an  integral  part of these statements.

                 John Wiley & Sons, Inc. Employees' Savings Plan

                          Notes to Financial Statements



(1)    Description of the Plan:
       ------------------------

         The following represents the major provisions of the John Wiley & Sons, Inc. Employees' Savings Plan (the "Plan") as amended on various dates through December 31, 1999. Participants should refer to the section entitled "Your Retirement Program" in their employee handbook for more detailed information.

       General -

         The Plan is a defined contribution plan that covers employees of John Wiley & Sons, Inc. (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

       Administration -

         The Plan is administered by the Benefits Administration Board of the Company (the "Plan Administrator") whose members are appointed by the Company's Board of Directors.

         The Vanguard Group (the "Trustee") was appointed trustee on April 1, 1998, replacing The First National Bank of Boston.

         The Vanguard Group and Friess Associates manage the Plan's assets. Prior to April 1, 1998, T. Rowe Price managed the participants' investments in an international equity fund. On that date, balances in the T. Rowe Price fund were transferred to an international equity fund managed by the Vanguard Group.

         The administrative expenses of the Plan are paid directly by the Company.

       Eligibility -

         Each employee who has completed six months of service is eligible to participate in the Plan on the next January 1, or July 1, or the first of any month thereafter.

       Vesting -

         A participant's contribution plus actual earnings thereon is fully vested and non-forfeitable at all times. The Company's contribution plus actual earnings thereon becomes fully vested to the participant upon attaining age 65, at retirement, upon total disability or death, or upon completion of 3 years of participation or 5 years of service. After 1 year but less than 2 years of participation, one third of the Company's contribution becomes vested. After 2 years but less than 3 years of participation, two thirds of the Company's contribution becomes vested.

       Contributions -

         A participant designates between 2% and 15% of his or her base pay plus overtime, which is withheld from the participant's payroll check and is invested in funds chosen by the participant. Subject to certain limitations prescribed by the Internal Revenue Service (the "IRS"), the Company contributes an amount equal to 50% of the first 6% of each participant's contribution, which, after the utilization of participant forfeitures, amounted to $1,302,187 for the year ended December 31, 1999.

         No more than 10% of a participant's compensation can be a "deferred cash contribution", that is, a reduction in the participant's compensation and therefore tax-exempt. The participant's deferred cash contribution cannot exceed an amount set annually by the IRS, which in 1999 amounted to $10,000.

       Forfeitures -

         If a participant who terminates his or her employment is not fully vested at the time of termination, the non-vested amount is held for up to five years and is restored to the participant's account upon re-employment. Forfeitures not restored to participants' accounts are used to reduce the Company's contribution. Forfeitures amounting to $111,651 were used to reduce the Company's contribution in 1999.

       Investment of Contributions -

         A participant can invest his or her contribution and the Company's contribution in 1% multiples among any combination of nine available investment options which include a choice of eight mutual funds and the Company Stock Fund, provided that contributions to the Company Stock Fund do not exceed 25%. Participants deemed subject to the short swing profit recovery provisions of Section 16(b) of the Securities Exchange Act of 1934 are prohibited from investing in the Wiley Stock Fund.

         A participant is permitted to change the allocation of his or her contribution and to transfer existing fund balances to other investment options daily.

       Investment Options -

       The funds in which contributions can be invested, as well as each fund's investment objective, are described below.
         - the Vanguard Indexed 500 Fund, an indexed equity fund, invests in common stocks that correspond to the S & P 500 index
         - the Vanguard Wellington Fund, a balanced fund, invests in a diversified and balanced portfolio of bonds and common stocks
         - the Brandywine Fund, a growth equity fund, invests primarily in the stocks of companies that have proven records of profitability
         - the Vanguard Explorer Fund, a small capitalization equity fund, invests primarily in common stocks of small capitalization companies
         - the Vanguard Federal Money Market Fund, a money market fund, invests in money market securities issued by the U. S. Government and its agencies
         - the Vanguard Total Bond Market Index Fund seeks to replicate the total return of the Lehman Brothers Aggregate Bond index
         - the Vanguard International Equity Fund invests primarily in the stocks of established non-U. S. issuers
         - the Vanguard Windsor II Fund invests in the common stocks of medium and large companies

         The Wiley Stock Fund invests solely in the Class A Common Stock of the Company.

       Payment of Benefits -

         Withdrawals by participants of deferred cash dollars are permitted when the participant reaches age 59 1/2, proves financial hardship or terminates his or her employment. Withdrawals of contributions that are not tax-deferred can be made as often as twice each calendar year.

       Termination of Employment -

         Upon termination of employment, a participant has the option of receiving a lump-sum cash payment or leaving his or her account balance in the Plan. Terminated participants who elect to leave their account balance in the Plan retain the same rights to transfer balances between funds as active participants.

         Participants who retire (a) on disability, (b) at age 55 or later with 10 or more years of service, or (c) at age 65 or later may elect to receive a lump-sum cash payment, or annual or monthly installments over a 5, 10, or 15 year period. Annual installments begin one year after termination; monthly installments begin immediately. The installment payments are made in equal amounts, and each will include income credited to the participant's account balance before the installment amount is calculated.

       Participant Loans -

         Participants may borrow from the vested portion of their account, then repay the loan with interest through payroll deductions. The interest rates on loans currently outstanding range from 4.9% to 10% per annum. The length of loans is generally 5 years and loans are limited to a minimum of $1,000 and a maximum of the lesser of 50% of the participant's vested balance, or $50,000 reduced by any outstanding loans. The amounts due from participants under the loan provisions of the Plan, including accrued interest, are shown in the accompanying financial statements.

(2)  Summary of Accounting Policies:
     -------------------------------

       Method of Accounting -

         The books and records of the Plan are maintained on an accrual basis.

       Valuation of Investments and Income Recognition -

         Investments are reflected in the accompanying statements of net assets available for benefits at fair value as determined based on quoted market prices. Participant loans receivable are valued at cost which approximates fair value.

       Use of Estimates -

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Payment of Benefits -

         Benefits are recorded when paid.

(3)  Investments:
     ------------

         The fair value of investments that represent 5% or more of the Plan's net assets as of December 31, 1999, and their corresponding fair values at December 31, 1998, are as follows:


                                                                             1999                   1998
                                                                       -------------             ----------


                Vanguard Indexed 500 Fund                              $21,374,236               $16,163,017
                Vanguard Wellington Fund                                16,879,209                17,729,440
                Brandywine Fund                                          9,316,452                 6,118,845
                Vanguard Explorer Fund                                   7,251,042                 5,323,584
                Vanguard Federal Portfolio Fund                          5,109,012                 4,824,987
                Vanguard Total Bond Market Index Fund                    4,681,192                 4,040,906
                Vanguard International Equity Fund                       3,744,131                 2,839,584


         Realized and unrealized gains and losses on investments, as shown in the accompanying statement of changes in net assets available for plan benefits, are based on the value of the assets at the beginning of the year or at the time of purchase, if purchased during the year.

         During  1999,  the Plan's  investments,  including  gains and losses on
         investments   bought  and  sold  as  well  as  held  during  the  year,
         appreciated in value by $4,880,995 as follows:

                Mutual Funds                                      $6,325,412
                Company Stock                                     (1,444,417)
                                                                 -----------
                                                                  $4,880,995
                                                                 ===========
         Reference is made to the attached Schedule I, Schedule of Assets Held for Investment Purposes, for further information on investments.

(4)  Contributions Receivable:
     ------------------------

         The amount shown in the financial statements as Contributions Receivable represents the contributions of both Plan participants and the Company for the pay period ended December 31, 1998. These amounts were transferred to the Trustee during 1999. There were no contributions receivable at December 31, 1999.

(5)  Tax Status:
     ----------

         In December of 1993, the Plan received a favorable determination letter from the IRS regarding compliance with Section 401 (a) of the Internal Revenue Code (the "IRC"). The Plan has been amended on various dates since receipt of the determination letter. However, the Plan Administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)  Plan Termination:
     -----------------

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(7)  Related Party Transactions:
     ---------------------------

         Certain  Plan  investments  are shares of mutual  funds  managed by the
         Vanguard  Group.   The  Vanguard  Group  is  the  Plan's  trustee  and,
         therefore, transactions with these funds qualify as party-in-interest.

(8)  Supplemental Information:
     -------------------------

         During the year ended December 31, 1999, the Plan had reportable transactions, as defined under ERISA, which are shown in Schedule II.

       Schedule I
       Item 27a
       EIN:13-5593032
       Plan Number: 002



                 John Wiley & Sons, Inc. Employees' Savings Plan

           Line 27a - Schedule of Assets Held for Investment Purposes

                             As of December 31, 1999



     (a)                 (b)                                    (c)                      (d)            (e)
     ---                 ---                                    ---                      ---            ---
                    Identity of Issue                       Description                 Cost       Market Value
                    -----------------                       -----------                 ----       ------------


     *   Vanguard Indexed 500 Fund                 Registered Investment Company     $  9,945,417    $21,374,236
     *   Vanguard Wellington Fund                  Registered Investment Company       13,840,132     16,879,209
         Brandywine Fund                           Registered Investment Company        6,708,614      9,316,452
     *   Vanguard Explorer Fund                    Registered Investment Company        5,158,165      7,251,042
     *   Vanguard Federal Money Market Fund        Registered Investment Company        5,109,012      5,109,012
     *   Vanguard Total Bond Market Index Fund     Registered Investment Company        4,985,184      4,681,192
     *   Vanguard International Equity Fund        Registered Investment Company        3,150,108      3,744,131
     *   Wiley Stock Fund                          Company Stock Fund                   2,536,570      3,367,080
     *   Vanguard Windsor II Fund                  Registered Investment Company          984,229        837,071

         Participant Loans                         Rates of Interest - 4.9% - 10%       1,445,123      1,445,123






* - Indicates a party - in - interest

     Schedule II
     Item 27d
     EIN: 13-5593032
     Plan Number: 002



                 John Wiley & Sons, Inc. Employees' Savings Plan

               Line 27d - Schedule of Reportable (5%) Transactions

                      For The Year Ended December 31, 1999



     (a)                          (b)                   (c)           (d)          (g)                    (h)             (i)
Identity of Party                                     Purchase       Selling     Historical      Current Value of Asset    Net
    Involved               Description of Asset         Price         Price     Cost of Asset     on Transaction Date  Gain (Loss)
    --------               --------------------         -----         -----     -------------    ----------------      -----------
Category (i) - A single transaction in excess of 5% of plan assets
------------------------------------------------------------------

None

Category (ii) - A series of transactions in excess of 5% of plan assets
-----------------------------------------------------------------------

Acquisitions
The Vanguard Group*      Indexed 500 Fund            $ 4,385,073                                   $ 4,385,073            $   -
The Vanguard Group*      Federal Money Market Fund     1,789,764                                     1,789,764                -
The Vanguard Group*      Wellington Fund               3,476,238                                     3,476,238                -

Dispositions
The Vanguard Group*      Indexed 500 Fund                          $ 2,413,933  $ 2,068,729                           $  345,204
The Vanguard Group*      Federal Money Market Fund                   1,505,742    1,505,742                                 -
The Vanguard Group*      Vanguard Wellington Fund                    3,563,620    3,723,929                             (160,309)



The Plan had no lease commitments, obligations or leases in default during the year.


* - Indicates a party-in-interest


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Board of John Wiley & Sons, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              JOHN WILEY & SONS, INC.
                             EMPLOYEES' SAVINGS PLAN
                             _______________________
                                  (Registrant)


                            By: /s/ Walter J. Conklin
                                _____________________
                                Walter J. Conklin
                                    Treasurer
                      Benefits Administration Board Member